David M. Grimm
Executive Vice President,
General Counsel & Secretary

December 27, 2013

VIA EDGAR

Mr. Thomas Kluck
Legal Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Forestar Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 001-33662

Dear Mr. Kluck:

This letter is in response to written comments received from the staff of the Division of Corporation Finance contained in the letter dated December 12, 2013, regarding the above referenced filing (the "Comment Letter"). Our responses correspond to the numbering in the Comment Letter with a summary of the comment used as a caption.

We understand the purpose of your review and appreciate the points raised in your comments and the opportunity to discuss the matter with Jerard Gibson of the staff. We hope that after reviewing our response and the additional disclosures we anticipate making in future filings you agree with the approach we plan to take to address this matter.

1.
We note your disclosure on pages 52 and 58 regarding your multifamily community projects currently in development, in Nashville, Charlotte and Dallas. In future Exchange Act reports, please include the anticipated completion date, costs incurred to date and budgeted costs for your material developments. For completed developments, please disclose development cost per square foot.

We call to your attention that the Dallas project referred to in the comment is a single-family residential development site as opposed to a multifamily development.

In future Exchange Act filings beginning with our Annual Report on Form 10-K for the period ending December 31, 2013, we will include:

•	The anticipated completion date, costs incurred to date and budgeted costs for material multifamily community projects currently in development; and

•	The development cost per square foot for completed multifamily community projects.

6300 Bee Cave Road / Building Two, Suite 500 / Austin, TX 78746-5149 / T 512.433.5200 / F 512.433.5201 / www.forestargroup.com

Mr. Thomas Kluck
Legal Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
December 27, 2013

Our proposed disclosure is expected to be similar to the following:

Multifamily Community Projects
	Market	Ownership Interest	Estimated Project Cost(1)	Cost Incurred to Date	Completed Costs/Square feet	Units	Rentable Square Feet	Estimated Completion Date	Estimated Stabilization(2)
			(In thousands)	(In thousands)
Projects under construction
Eleven	Austin	25%	$40,244	$16,190	N/A	257	203,757	1Q 2014	3Q 2014
360°	Denver	20%	$48,539	$16,451	N/A	304	248,684	2Q 2014	1Q 2015

Completed Projects
Promesa	Austin	100%	—	$24,034	$87	289	276,488	N/A	N/A
 _____________________

(1)	Amounts represent 100% of the estimated project costs, are subject to interim revisions and are through the estimated stabilization date. Final costs may differ from estimates.

(2)	Estimated stabilization date represents the quarter within which we estimate the project will achieve 90% physical occupancy. Actual stabilization dates may differ from estimates.

* * * * *

As requested in your letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,

/s/ David M. Grimm

David M. Grimm
Executive Vice President,
General Counsel & Secretary

cc:    Audit Committee of the Board of Directors
Ernst & Young LLP